

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2015

<u>Via E-Mail</u>
Ronald M. Lang
Chief Executive Officer
Agave Silver Corp.
#1601-675 West Hastings Street
Vancouver, British Columbia
Canada, V6B 1N2

    Re: Agave Silver Corp.
            Form 20-F for the Fiscal Year Ended March 31, 2014
            Filed July 30, 2014
            File No. 000-29870

Dear Mr. Lang:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/Tia L. Jenkins

                                 Tia L. Jenkins
                                 Senior Assistant Chief Accountant
                                 Office of Beverages, Apparel, and Mining